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FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

SEC MAIL PROCESSING RECEIVED JUN 07 2005 WASH, D.C. 209 SECTION

VIA FIRST CLASS MAIL

June 3, 2005

Branch 17
811-07290
Bear Stearns Invest Trust

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

05058071

Re: In re Mutual Funds Investment Litigation

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleading in the above-mentioned consolidated action (which we previously reported to your office), related to the Franklin Templeton subtrack:

> Supplemental Reply memorandum of Law of Defendant Bear Stearns in Support of Broker Dealer Intermediary Defendants' Motion to Dismiss the Consolidated Class Action and Derivative Complaints

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

Encls.

26190-1

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

In re Mutual Funds Investment Litigation	)	MDL No. 1586
	)	
	)	Nos. 04-MD-15861-CBB
	)	04-MD-15862-AMD
This Document Relates To:	)	04-MD-15863-JFM
All Tracks	)	04-MD-15864-CBB
	)	

SUPPLEMENTAL REPLY MEMORANDUM OF LAW OF DEFENDANT BEAR STEARNS IN SUPPORT OF BROKER DEALER INTERMEDIARY DEFENDANTS' MOTION TO DISMISS <u>THE CONSOLIDATED CLASS ACTION AND DERIVATIVE COMPLAINTS</u>

Defendants The Bear Stearns Companies Inc., Bear, Stearns Securities Corp., and Bear, Stearns & Co. Inc. (collectively, "Bear Stearns") respectfully submit this supplemental reply memorandum.

PRELIMINARY STATEMENT

Plaintiffs' complaints and opposition briefs fail to meet the standard to allege primary liability against a clearing firm:[1] that the firm must play an active and prominent role in the fraudulent scheme, such as that of the director, contriver, initiator, or instigator of fraudulent activity. Additionally, Plaintiffs have failed to plead facts sufficient to give rise to a strong inference of scienter and lack standing because their claims are derivative in nature.

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[1] With respect to the issues not specifically addressed herein, Bear Stearns joins in the Broker Dealer Intermediary Defendants' Omnibus Motion to Dismiss ("BDID Omn. Br.") and the Broker Dealer Intermediary Defendants' Omnibus Reply ("BDID Omn. Reply"). Plaintiffs' supplemental opposition memoranda that specifically address Bear Stearns are set forth and defined in Exhibit A attached hereto.

ARGUMENT

POINT I

PLAINTIFFS HAVE NOT MET THE STANDARD FOR PLEADING SECTION 10(B) AND RULE 10B-5 CLAIMS AGAINST BEAR STEARNS IN ITS CAPACITY AS A CLEARING BROKER

In their oppositions, Plaintiffs rely on their conclusory claim that Bear Stearns was a participant in a grand, fraudulent "scheme" and a "key conduit" in the purported scheme. See, e.g., Pilgrim Baxter Compl. ¶ 114; Janus Compl. ¶ 97; Columbia Compl. ¶ 120.[2] But, after Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164 (1994), such allegations of "participation" and even "substantial assistance" are no longer enough to satisfy the implied cause of action under Section 10(b) or Rule 10b-5.

Plaintiffs acknowledge that a clearing broker may be liable only if it "becomes actively and directly involved in the introductory broker's actions." See, e.g., MFS Opp. Br. at 16; McDaniel v. Bear, Stearns & Co. Inc., 196 F. Supp. 2d 343, 353 (S.D.N.Y. 2002). The content and meaning the cases have given those terms demonstrate that Plaintiffs' allegations, even read favorably, fail to state a claim. In In re Blech Securities Litigation, 961 F. Supp. 569 (S.D.N.Y. 1997) ("Blech II"), upon which Plaintiffs rely, the court held that, even assuming the plaintiffs could prove that a clearing firm had knowledge that its introducing broker (or "correspondent") was engaged in market manipulation and sham trading, "primary liability [could not] attach when the fraudulent conduct that is alleged is no more than the performance of routine clearing functions," such as processing and financing trades, and that the plaintiffs could

[2] For the Court's convenience, the definitions employed in Bear Stearns' Supplemental Memorandum in support of the BDID Omn. Br. ("Supp. Mem.") will be similarly employed herein.

not overcome that obstacle by conclusory allegations that the clearing firm caused or directed the trading.[3] Id. at 584. Allegations that the clearing firm "merely ... executed the trades at Blech's behest" are insufficient. Id.

The Blech II court sustained the complaint only because facts were alleged that the clearing broker "directed" and "contrived" allegedly fraudulent trades and then cleared the resultant fraudulent trades for its own benefit and to eliminate its debit balance. Id. at 584-85. Specifically, the clearing broker was alleged to have been a major creditor of the correspondent, to have known that the stock supporting its debit balance was artificially inflated as a result of a series of sham transactions cleared through the defendant, and to have directed the correspondent to sell the artificially inflated stock at the inflated prices to eliminate the clearing firm's financial exposure and decrease its risk of loss. Id. at 577-79. The clearing firm thus participated "at both the initiation and clearing stages of the allegedly fraudulent transactions" and, in that sense, stepped into the shoes of the introducing broker and "conceived of" and "contrived" the scheme. Id. at 584-85.

Indeed, since Central Bank, the only circumstances in which a clearing firm has been held primarily liable is when it has allegedly stepped out of the role of a clearing firm and itself directed specific fraudulent activity and exerted control over its correspondents for its own benefit as a creditor or otherwise. See, e.g., Blech II, 961 F. Supp. at 584; Berwecky v. Bear, Stearns & Co. Inc., 197 F.R.D. 65 (S.D.N.Y. 2000) (defendant placed its employees at broker's

[3] The same court had previously dismissed the plaintiffs' Section 10(b) claim against Bear Stearns where the plaintiffs did not allege that Bear Stearns "caused" or "directed" the fraudulent trading, nor that Bear Stearns itself engaged in manipulative conduct. In re Blech Sec. Litig., 928 F. Supp. 1279, 1295 (S.D.N.Y. 1996) ("Blech I").

offices, approved or declined to execute certain trades, imposed restrictions on broker's inventory, and loaned funds to broker, for the purpose of profiting from broker).

By contrast, here, there are no allegations whatsoever that Bear Stearns was a creditor of its correspondents or controlled or directed its correspondents to engage in any deceptive activity towards their customers. Nor are there allegations that Bear Stearns directed trades, or caused correspondents to engage in trading to protect Bear Stearns' financial interests or to otherwise extraordinarily profit. Indeed, the correspondents are not alleged to have engaged in any fraudulent activity with respect to their customers at all. Rather, Plaintiffs' claim "principally concerns omissions by the Fund Defendants" – something in which Bear Stearns had no involvement. Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss ("Class Pl. Br.") at 33. It is merely alleged that Bear Stearns cleared and financed presumptively lawful trades initiated by correspondents on behalf of their customers and collected fees and commissions from its correspondents as a result.[4]

Thus, even assuming that Bear Stearns had knowledge that the mutual funds were accepting the trades contrary to representations made in the funds' prospectuses, such conduct cannot support primary liability. See Supp. Mem. at 6; Fezzani v. Bear, Stearns & Co. Inc., No. 99 Civ. 0793, 2004 WL 744594, at **19-20 (S.D.N.Y. Apr. 6, 2004) (agreement by head of

[4] As Bear Stearns addressed in its Supp. Mem., as a clearing firm it has limited responsibilities with respect to the accounts introduced to it by a correspondent. Supp. Mem. at 7-8. Under the regulatory regime that has been in place for over 20 years, it is the correspondent that has the "know your customer," due diligence and compliance responsibilities, and that executes customer orders. Id. at 8. A clearing firm clears trades accepted and executed by other registered brokers. Accordingly, even if they have knowledge of the customer's fraudulent activity, clearing brokers are not primarily liable for the activity of their correspondents unless they play a primary role in their fraud or engage in deceptive acts in furtherance of the fraud. See Blech II, 961 F. Supp. at 584; Connolly v. Havens, 763 F. Supp. 6, 10-11 (S.D.N.Y. 1991).

clearing operations to stock manipulation plan might have established "aiding and abetting liability" but not primary liability; dismissing complaint);[5] Blech II, 961 F. Supp. at 584 (knowledge of upper management that the firm was clearing unlawful parking trades, that the same account numbers appeared as purchasers and sellers on the same very large trades, and that the accounts were shams for the correspondent found insufficient to establish Rule 10b-5 liability); accord, Goldberger v. Bear, Stearns & Co. Inc., No. 98 Civ. 8677, 2000 WL 1886605, at *4 (S.D.N.Y. Dec. 28, 2000) (dismissing complaint).

POINT II

PLAINTIFFS' SCIENTER ALLEGATIONS ARE INSUFFICIENT

As set forth above, even if Plaintiffs were able to establish knowledge on the part of a Bear Stearns employee of trades contrary to a prospectus, that could not ground Rule 10b-5 liability or make Bear Stearns liable for a customer's fraud. Plaintiffs' allegations that Bear Stearns "knowingly" or "recklessly" facilitated market timing and late trading by clearing, financing, and brokering capacity for market timing trades, in fact, do not even meet the high standard for pleading scienter established by the PSLRA. Phillips v. LCI Int'l, Inc., 190 F.3d 609, 620 (4th Cir. 1999) (noting that the PSLRA "indisputably seeks to make pleading scienter more difficult for plaintiffs").

[5] Notably, the Fezzani Court distinguishes S.E.C. v. U.S. Environmental, Inc., 155 F.3d 107 (2d Cir. 1998), upon which Plaintiffs rely, on the grounds that it applied to a broker-dealer that "executed trades," but not to a clearing firm that merely financed and cleared trades. 2004 WL 744594, at *17. Cf. Mishkin v. Ageloff, No. 97 Civ. 2690, 1998 U.S. Dist. LEXIS 14890 (S.D.N.Y. Sept. 23, 1998) (introducing broker that executed manipulative trades could be primarily liable under 10(b)). In contrast, in the instant case, the most that is alleged against Bear Stearns is that it did not prevent another from engaging in a fraudulent act. It had no duty to do so and Plaintiffs cite no case imposing such a duty.

Plaintiffs allege in essence that Bear Stearns knowingly "enabled" its customers to engage in market timing and late trading by providing them the technology to enter mutual fund trades, and that it received fees and commissions for doing so. See, e.g., Excelsior Compl. ¶¶ 65-67, 91. However, the claim that Bear Stearns knew that customers of its correspondents were market timing cannot give rise to a "strong inference" that Bear Stearns itself had "an intent to deceive, manipulate or defraud," Ernst & Ernst v. Hochfelder, 425 U.S. 185, 191-92 n.7 (1976), for Plaintiffs do not and cannot allege that market timing trades are illegal or in any way improper. See BDID Omn. Br. at 40-42; BDID Omn. Reply at 4, 30 n.16. As a consequence, by definition, the act of knowingly clearing such trades cannot amount to recklessness: "an act so highly unreasonable and such an extreme departure from the standard of ordinary care as to present a danger of misleading the plaintiff to the extent that the danger was either known to the defendant or so obvious that the defendant must have been aware of it." Ottmann v. Hangar Orthopedic Group, Inc., 353 F.3d 338, 343 (4th Cir. 2003) (citation omitted) (dismissing complaint).

Moreover, Plaintiffs' allegations that Bear Stearns provided certain of its customers with trading platform technology that allowed such customers, if they so chose, to enter trades after 4:00 p.m., and permitted them, if they so chose, not to record the time of each trade, do not establish scienter.[6] The rules of the NSCC, an SRO,[7] permitted order entry until midnight, and neither Rule 22c-1 nor any other law, by itself, prescribes a particular time by

[6] See, e.g., MFS Compl. ¶ 138 ("the time stamp on [MFRS] was disabled"). In their opposition briefs, some Plaintiffs state that Bear Stearns "allowed the time stamp on [MFRS] to be disabled." See, e.g., MFS Opp. Br. at 21. See also Class Pl. Br. at 30. However, Plaintiffs may not amend their amended pleadings through a bare assertion in a brief.

[7] The NSCC is registered as a clearing agency with the SEC. As such, it is a SRO, the operational rules of which must be approved by the SEC under federal law. See 15 U.S.C. §§ 78c(a)(26), 78s(b) (2000).

which orders have to be received or processed.[8] Nor do Plaintiffs allege that there was a requirement that the order time be recorded or that it was required to be submitted to anyone. See BDID Omn. Br. at 26-28. In the absence of well-pleaded allegations that the conventional act of providing such a platform was illegal or wrongful, which are missing here, the provision of such a platform cannot establish scienter.

Ultimately, Plaintiffs' allegations rest on the claim that Bear Stearns earned fees for clearing trades for customers. The Fund Defendants are alleged to have been motivated to participate in the scheme because of profitable "sticky asset" side deals and increased management fees and profits,[9] and the Trader Defendants are alleged to have reaped "millions of dollars of short-term profits at the expense of long-term investors."[10] In contrast, Plaintiffs allege that Bear Stearns earned only clearing fees and commissions,[11] compensation that is no different from what it would make from clearing any trades, and that – regardless of size – is not the "unusual financial reward" necessary to establish scienter. See In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 382 (D. Md. 2004). See also, Ottman, 353 F.3d at 352 (observing that "courts have repeatedly rejected these types of generalized motives – which are shared by all companies – as insufficient to plead scienter under the PSLRA").[12]

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[8] See http://www.dtcc.com/Publications/mutual/fs_fundserv.html; BDID Omn. Br. at 55-57. Indeed, the SEC itself has recognized that most orders are processed after 4:00 p.m. See SEC Investment Company Act Release No. IC-26288, Amendments to Rules Governing Pricing of Mutual Fund Shares, 68 Fed. Reg. 70388, 70389.

[9] See, e.g., Alger Compl. ¶ 149; Excelsior Compl. ¶ 84; Alliance Compl. ¶ 201.

[10] See, e.g., Alger Compl. ¶ 3; Excelsior Compl. ¶ 3; Alliance Compl. ¶ 4.

[11] See, e.g., Columbia Compl. ¶ 71; Pilgrim Baxter Compl. ¶ 68; Invesco Compl. ¶ 78.

[12] See In re JP Morgan Chase Sec. Litig., 363 F. Supp. 2d 595, 620 (S.D.N.Y. 2005) (finding allegations that defendant was motivated by factors such as "considerable" interest and fees, "significant" performance-based bonuses, and "substantial" returns to be legally insufficient to establish scienter because each was "a type of benefit that most corporations and corporate insiders seek."); Melder v. Morris, 27 F.3d 1097, 1104 (5th Cir. 1994) (dismissing complaint alleging defendants participated in wrongdoing "in order to obtain substantial fees, expenses and discounts" because scienter based on fee allegations alone "would make a mockery of Rule 9(b) by effectively eliminating the scienter requirement as to securities underwriters since all underwriters are, of course, fee seekers.")

POINT III

PLAINTIFFS' CLAIMS ARE DERIVATIVE BECAUSE THEY HAVE NOT ALLEGED INJURY DISTINCT FROM ALL OTHER SHAREHOLDERS

Plaintiffs have pled, at best, a derivative claim. See Supp. Mem. at 11-12. Both state and federal law clearly follow the rule that, in order to pursue a direct claim, plaintiffs must allege injury not dependent on that suffered by the corporation.[13] Here, Plaintiffs' claims all rest on one alleged injury – the diminution of the value of mutual fund shares as a result of market timing and late trading. See, e.g., Invesco Compl. ¶ 217; Janus Compl. ¶ 225; MFS Compl. ¶ 258; Pilgrim Baxter Compl. ¶ 198. Such claims are derivative, not direct. See Supp. Mem. at 11-12.

Plaintiffs attempt to distinguish Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 732 (3d Cir. 1970) (only one of many cases cited by Bear Stearns) by reference to a statement in the opinion that Kauffman sought to recover for losses "allegedly sustained by his corporation." Plaintiffs miss the point that they too have alleged no injury caused by Bear Stearns distinct from that suffered by the funds. In Kauffman, the plaintiff sued as an individual shareholder in four mutual funds for injuries to the value of his mutual fund shares due to alleged mismanagement. Id. at 732. Here, as in Kauffman, the injury being claimed by the Class Plaintiffs is a loss in the value of their shares when they held them as shareholders of the funds because market timing and late trading had an allegedly deleterious effect on the value of the funds' portfolios.

Kusner v. First Pennsylvania Corp., 531 F.2d 1234, 1237 (3d Cir. 1976), on which the Class Plaintiffs purport to rely, identified the critical defect in the Plaintiffs' claims against

[13] See Supp. Mem. at 11-12; See also FS Parallel Fund L.P. v. Ergen, No. Civ. A. 19853, 2004 Del. Ch. LEXIS 160, at *8 ("[I]t is clear that StarBand (the corporation) suffered the harm alleged and that any recovery would belong to StarBand, making Count I derivative.").

Bear Stearns when it held that "a security holder may maintain a personal action only where he has suffered individual injury." Kusner, 531 F.2d at 1237. The misrepresentation on which the direct claim was based in Kusner falsely induced plaintiff to invest in certain convertible debentures. The misrepresentation did not affect the debentures' performance; rather, it affected the appearance of the attractiveness of certain option and conversion features for which the plaintiff paid separate consideration. Id. at 1238 ("If the facts were such that had they been revealed there could have been no expectation that the market price of the corporation's stock would ever rise above the warrant price, then the warrant was actually worthless, and any interest differential on the bond was obtained by fraud."). The plaintiff therefore alleged an independent injury as a result of the misrepresentation. Here, Plaintiffs had no dealings with Bear Stearns whatsoever, and have not even alleged that Bear Stearns was involved in any misrepresentation or omission.

Plaintiffs suggest that, because shareholders who sold during the class period – and are therefore no longer holders – would not have a remedy in a derivative action, this case must be maintained as a direct case. But, in every derivative action, the only shareholders who benefit are those who held shares at the time of the action. See Kauffman, 434 F.2d at 735. If Class Plaintiffs' argument of convenience were to be accepted, in no case involving a public corporation with active trading in its shares would there be any distinction between direct and derivative claims. This is clearly not the law. See id. at 735-36 ("Standing is justified only by this proprietary interest created by the stockholder relationship and the possible indirect benefits the nominal plaintiff may acquire qua stockholder of the corporation.").

Finally, the Columbia and One Group Class Plaintiffs argue that, because market timers were also investors in the mutual funds, the alleged harm they caused cannot truly be claimed to have been shared by all shareholders. Columbia Opp. Br. at 32, One Group Opp. Br. at 8. Again, this misses the point. Plaintiffs must show some injury aside from harm to the corporation in order to pursue a direct action. See, e.g., Cowin v. Bresler, 741 F.2d 410, 414 (D.C. Cir. 1984) (suit by minority shareholder against shareholder-directors of company could only be maintained derivatively because no injury aside from harm to corporation was alleged). Moreover, Plaintiffs' argument also is technically incorrect in that even so-called "market timers" will endure the same injury, if any, as the corporation and all other shareholders while they are invested in the fund.[14]

[14] The alleged benefit the market timers receive is a transactional gain based on their being able to purchase or sell at a more favorable price. Plaintiffs have not alleged a similar transactional injury that was allegedly caused by Bear Stearns. Moreover, Plaintiffs' claim that their actions are direct because not every mutual fund was affected by market timing or late trading also fails because the Class Plaintiffs in these actions were investors in the funds that were allegedly affected by market timing and late trading.

CONCLUSION

For the reasons set forth above, Bear Stearns respectfully requests that the Court grant Bear Stearns' Motion to Dismiss the Complaints, with prejudice, and without leave to amend.

Dated: May 20, 2005

Respectfully submitted,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: /s/ Thomas J. Moloney
Thomas J. Moloney (No. 84198)
tmoloney@cgsh.com
Lewis J. Liman (No. 84273)
lliman@cgsh.com
Neil P. Forrest (No. 85290)
nforrest@cgsh.com
Breon S. Peace (No. 84274)
bpeace@cgsh.com
One Liberty Plaza
New York, NY 10006
(212) 225-2000 (phone)
(212) 225-3999 (fax)

and

NEUBERGER, QUINN, GIELEN, RUBIN & GIBBER, P.A.

By: /s/ Price O. Gielen
Price O. Gielen (No. 00577)
POG@nqgrg.com
One South Street
27th Floor
Baltimore, MD 21202
(410) 332-8550 (phone)
(410) 332-8561 (fax)

Attorneys for Defendants
Bear, Stearns & Co. Inc.,
Bear, Stearns Securities Corp., and
The Bear Stearns Companies Inc.

Exhibit A

1. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; Janus Subtrack; 1:04-MD-15863 (Marini v. Janus Inv. Fund, No. 04-CV-00497) ("Janus Opp. Br.");

2. In re AIM/Invesco, Artisan, Strong, T. Rowe Price; AIM/Invesco Subtrack; 1:04-MD-15864 (Lepera v. Invesco Funds Group, Inc., No. 04-CV-00814) ("Invesco Opp. Br.");

3. In re AIM/Invesco, Artisan, Strong, T. Rowe Price; Strong Subtrack; 1:04-MD-15864 (Cohen v. Strong Advisor Common Stock Fund, No. 04-CV-00943) ("Strong Opp. Br.");

4. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; Columbia Subtrack; 1:04-MD-15863 (Dukes v. Columbia Acorn Fund, No. 04-CV-01763) ("Columbia Opp. Br.");

5. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; MFS Subtrack; 1:04-MD-15863 (Riggs v. Mass. Fin. Servs. Co., No. 04-CV-01162) ("MFS Opp. Br.");

6. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; One Group Subtrack; 1:04-MD-15863 (Robinson v. One Group Int'l Equity Index Fund, No. 04-CV-00629) ("One Group Opp. Br.");

7. In re Alliance, Franklin/Templeton, Bank of America, Pilgrim Baxter; Pilgrim Baxter Subtrack; 1:04-MD-15862 (Carey v. Pilgrim Baxter & Assoc., Ltd., No. 04-CV-01151) ("Pilgrim Baxter Opp. Br.");

8. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; Alger Subtrack; 1:04-MD-15863 ("Alger Opp. Br.");

9. In re Alliance, Franklin/Templeton, Bank of America, Pilgrim Baxter; Alliance Subtrack; 1:04-MD-15862 ("Alliance Opp. Br.");

10. In re Excelsior, Federated, Scudder; Excelsior Subtrack; 1:04-MD-15861 ("Excelsior Opp. Br.");

11. In re Alger, Columbia, Janus, MFS, One Group, Putnam, PIMCO; PIMCO Subtrack; 1:04-MD-15863 (McBride v. Allianz Dresdner Asset Mgmt. of America L.P., No. 04-CV-1924-JFM) ("McBride and McBride Opp. Br."); and

12. In re AIM, Artisan, Invesco, Strong and T. Rowe Price; Invesco Subtrack; 1:04-MD-15864 (Karlin v. Amvescap, PLC, No. 04-CV-819-FPS) ("Karlin and Karlin Opp. Br.").[1]

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1 Only state law claims, and not federal claims, have been asserted against Bear Stearns in McBride, Karlin, In re Alger, Columbia, Janus, MFS, One Group, Putnam and Allianz Dresdner; Allianz Dresdner Subtrack; 1:04-MD-15863 (Pingitore v. Allianz Dresdner Asset Mgmt. of America, L.P., No. 04-MD-1933-JFM) and In re Alliance, Franklin/Templeton, Bank of America, Pilgrim Baxter; Franklin Templeton Subtrack; 1:04-MD-15862. Briefing on state law claims is currently deferred.